April 9, 2013
Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gilead Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 000-19731
Dear Mr. Rosenberg:
We acknowledge receipt of your comment letter dated April 8, 2013 with respect to the above referenced filing (the “Comment Letter”).
Pursuant to a telephone call with Tabatha Akins today, Gilead Sciences, Inc. (“Gilead”) requested, and Ms. Akins agreed, that an extension of an additional ten business days for Gilead to respond to the Comment Letter is appropriate. As requested by Ms. Akins, we are hereby submitting such request in writing and this confirms that Gilead will respond to the comments of the Staff set forth in the Comment Letter on or before May 6, 2013, which is ten business days from the date by which a response was originally requested in the Comment Letter.
If you have any questions or comments regarding the foregoing, please feel free to contact me at (650) 522-5688. Thank you for your cooperation and attention to this matter.
Very truly yours,

/s/ Robin L. Washington

Robin L. Washington
Senior Vice President and Chief Financial Officer